

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 12, 2016

Via E-mail
Jeffrey Raymond
President and Chief Executive Officer
Jensyn Acquisition Corp.
800 West Main Street, Suite 204
Freehold, NJ 07728

> **Re: Jensyn Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 5, 2016**
> **File No. 333-208159**

Dear Mr. Raymond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

General, page 1

1.   We note your revised disclosure stating that you may extend the 18-month period during which you may consummate an initial business combination transaction up to 24 months, in two 3-month increments. You also state that in order to extend the initial period beyond 18 months, the initial stockholders or their affiliates "*must* deposit into the trust account $200,000 prior to the applicable deadline for each three month extension." [emphasis added] Please reconcile this disclosure with your statement that these initial stockholders and their affiliates "are not obligated to fund the trust account to extend the time period" since as stated they represent seemingly contradictory statements. In an

appropriate section of the filing, please expand your disclosure to discuss the relevant factors which will be taken in consideration in determining whether or not the parties will seek an extension, and the mechanics of how the extension will be executed, i.e., when notice of intention to extend will be given, disclosure of factors giving rise to an extension, and whether or not the parties will fund the $200,000 and when such contribution when will be, among other factors.

Exhibits

Exhibit 5.1

2.   We note that Section 7.3 of the form of rights agreement filed as Exhibit 4.7 indicates that the rights agreement and the rights will be governed by the laws of the State of New York. Similarly, we note that Section 9.3 of the form of warrant agreement filed as Exhibit 4.5 indicates that the warrant agreement and the warrants will be governed by the laws of the State of New York. However, we note counsel's statement that it expresses "no opinion as to the laws of any jurisdiction other than (i) the laws of the State of New Jersey and (ii) the General Corporation Law of the State of Delaware." Please have counsel revise its opinion to opine on the law of the jurisdiction governing the rights and the warrants. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

Exhibit 10.8

3.   Please tell us whether you intend to file as a separate exhibit the purchase agreement relating to Chardan Capital Markets, LLC's purchase of the private units in a private placement occurring simultaneously with the consummation of this offering. In this regard, we note that the Form of Private Units Purchase Agreement filed as Exhibit 10.8, to be entered into between the company and Jensyn Capital, LLC, does not include Chardan Capital Markets, LLC as a purchaser of the private units. Please revise and/or advise, as appropriate. Also please ensure that the second paragraph of the Private Units Purchase Agreement references the correct number of private units being purchased by the Purchaser and that Section 8 of the agreement references the correct file number and filing date for the company's registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Philip D. Forlenza, Esq.